Kaman Corporation 1332 Blue Hills Avenue Bloomfield, CT USA
P 860.243.7100 www.kaman.com

April 8, 2013

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SEC Letter dated April 1, 2013
    RE:     Kaman Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 25, 2013
File No. 1-35419

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filing. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

General

SEC Comment: 1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company Response: The Company has included illustrative revised disclosures in this response where requests for additional disclosures or revisions have been made and the additional disclosures will be included in our future annual and quarterly filings, as applicable.

Backlog, page 4

SEC Comment: 2. Please disclose the amounts of backlog that are firm but not yet funded in total and for each segment. To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Company Response: In applicable future filings, we will include the amount of backlog that is firm but not yet funded in total and for each segment, if material. Additionally, if material, we will disclose the amount of backlog related to uncompleted contracts for which we have recorded a provision for estimated losses. The following is a representation of the revised disclosure we will include in our future filings, if material:

Backlog that is firm but not yet funded was $xx million and $xx million for Aerospace and Distribution, respectively, at December 31, 201X. Backlog related to uncompleted contracts for which we have recorded a provision for estimated losses was $xx million as of December 31, 201X.

Management's Discussion and Analysis

Outlook, page 25

SEC Comment: 3. You present projected free cash flow amounts for 2013. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts pursuant to Item 10(e)(1)(i)(b). If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Refer to SEC Release No. 33-8176.

Company Response: In applicable future filings, the Company will include the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures. The following illustrates the disclosure we intend to include in future filings:

	2013 Outlook
Free Cash Flow(a):
Cash flows from operations	$75.0	to	$85.0
Expenditures for property, plant and equipment	(40.0)	to	(45.0)
Free Cash Flow	$35.0	to	$40.0

(a) Free Cash Flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less expenditures for property, plant and equipment, both of which are presented on our consolidated statements of cash flows. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.

SEC Comment: 4. Your discussion of consolidated and segment results of operations lists multiple factors which contributed to material fluctuations in a line item. Please quantify the impact of each significant factor which contributed to material fluctuations in a line item in both your discussion of consolidated and segment results of operations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Company Response: In applicable future filings, where multiple factors contribute to the material fluctuation of a line item, we will quantify each significant factor that contributed to the material fluctuation, if it is determinable. Where quantification is not determinable as a practical matter, we will provide disclosure as to why we cannot provide such quantification. The following is a representation of the revised disclosures we will include in our future filings:

Selling, General & Administrative Expenses (S,G&A) from Continuing Operations

	2013	2012	2011
In thousands
S,G&A	$xxx,xxx	$349,030	$324,722
$ change	xx,xxx	24,308	29,087
% change	xx.x%	7.5%	12.4%
% of net sales	xx.x%	23.6%	22.0%

S,G&A expenses from continuing operations increased for 2013 as compared to 2012 due to $xx.x million of expenses related to our 2013 and 2012 acquisitions, an increase in organic expense of $xx.x million at our Distribution segment and higher corporate expenses. The increase in expense at our Distribution segment was attributable to a $xx.x million increase in employee related costs, and a $xx.x million increase in expense associated with the implementation of the new ERP system. Corporate expense increased $xx.x million for 2013 as compared to 2012, due to higher acquisition related costs of $xx.x million and a $xx.x million increase in our incentive compensation expense due to an increase in the number of participants. Partially offsetting these increases is a decrease in organic expense of $xx.x million at our Aerospace segment.

Liquidity and Capital Resources, page 35

SEC Comment: 5. Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for account receivable, inventories, accounts payable and accrued expenses. Given the impact that changes in your accounts receivables and inventories have had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Company Response: Below please find an example of the expanded disclosure the Company will incorporate into future filings to explain the underlying reasons for changes in working capital components. We will include specific discussion for accounts receivable, inventories, accounts payable and accrued expenses, if changes in those items contributed significantly to the overall change in working capital. We have considered discussion of days sales outstanding and days sales in inventory, and will continue to monitor those measures to evaluate whether their inclusion would be beneficial should the indicate any changes in the quality of the related assets, or warrant any disclosure in our discussion of changes in working capital.

2012 vs. 2011

Net cash provided by operating activities of continuing operations increased $40.7 million in 2012 compared to 2011, primarily due to the following:

•increased net earnings, driven by increased operating income at both our segments;
•a decrease in contributions to our qualified pension plan;
•a decrease in our accounts receivable balances due to improved collection efforts at both our segments;
•an increase in inventory due to lower sales volume in the fourth quarter at our Distribution segment and an increase in program start-up costs in our Aerospace segment; and
•an increase in cash used for accruals and other payables due to payment of the FMU-143 settlement in early 2012, partially offset by lower payments of the Australian liability 2012 when compared to 2011.

Critical Accounting Estimates

Goodwill and Other Intangible Assets, page 43

SEC Comment: 6. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following:

•	How you weight each of the methods used to value goodwill, including the basis for that weighting; and

•
How the methodologies used for valuing goodwill in the current year have changed since the prior year, including whether there were changes in the weighting of each of the methods used to value goodwill.

Company Response: We will expand our disclosures in applicable future filings to include the additional information you requested. The following is a representation of the revised disclosure we will include in our future filings, with modifications italicized and underlined, if applicable:

Management estimated the fair value of its reporting units using an income methodology based on management's estimates of forecasted cash flows, with those cash flows discounted to the present value using rates that are commensurate with the risks of those cash flows. In addition, management used a market-based valuation method involving an analysis of market multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for (i) a group of comparable public companies and (ii) recent transactions, if any, involving comparable companies. In estimating the fair value of the reporting units, a weighting of xx.x% to the income approach and xx.x% to the market-based valuation method was selected. A [higher] weighting was applied to the estimate derived from the income approach as it is based on Management’s assumptions specific for the reporting units, that are the outcome of an internal planning process. While the guideline companies in the market based valuation method have comparability to the reporting units, they may not fully reflect the market share, product portfolio and operations of the reporting units. The methodologies used in estimating the fair value and the weighting between these methodologies were consistent with those used in the prior year. Management believes that the assumptions used were similar to those that would be used by market participants performing valuations of our reporting units.

Financial Statements

Statements of Operations, page 57

SEC Comment: 7. Please separately present the amount of revenues and corresponding costs of sales for services provided, if material. Refer to Rule 5-03 of Regulation S-X.

Company Response: In consideration of presenting the amount of service revenue and corresponding cost of sales separately, we evaluate the materiality of such revenue and costs. Historically, services have not represented a significant portion of the Company's business and for the year ended December 31, 2012 constituted approximately 2% of our consolidated revenue and consolidated cost of sales. In future filings, the Company will present the amount of service revenue and corresponding cost of sales separately, if such amounts become material.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 61

SEC Comment: 8. Please disclose the amount of revenue recorded related to claims for each period presented pursuant to ASC 605-35-50-6, if material.

Company Response: In considering the disclosure of the amount of revenue recorded related to claims, we evaluate the materiality of such amounts. Management determined that the amount of revenue recorded related to claims was not material, as it represented less than 0.1% of our consolidated revenue for the year ended December 31, 2012. In future filings, we will disclose the amount of revenue recorded related to claims, if material.

SEC Comment: 9. Please tell us what consideration you gave to separately presenting your provision for anticipated contract losses on the balance sheet pursuant to ASC 605-35-45-2.

Company Response: The Company considers the requirements of ASC 605-35-45-2 and Rule 5-02.20 of Regulation S-X in determining whether our provision for anticipated contract losses and other current liabilities qualify for separate disclosure in the balance sheet or notes thereto. If an item does not meet the requirements for separate disclosure the Company includes it in "Other Accruals and Payables". The Company's balance for anticipated contract losses represented less than 3% of total current liabilities as of December 31, 2012 and 2011 and as such was included in the caption "Other Accruals and Payables" in the 2012 Financial Statements. In future filings, if separate disclosure is required, we will add additional captions to our balance sheet, as necessary.

Note 4. Accounts Receivable, Net, page 67

SEC Comment: 10. Please provide all the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X, including the disclosures related to retainages receivable.

Company Response: In considering the disclosure of retainage receivables, we evaluated the materiality of such amounts and determined that they were not material. The Company's retainage receivable provisions in its current contracts represented less than 0.5% of our total Accounts Receivable balance as of December 31, 2012. In future filings, we will provide the required disclosures related to retainage receivables, if material.

Note 11. Debt

Convertible Notes, page 76

SEC Comment: 11. The table on page 77 presents a conversion rate, conversion price, and contingent conversion price. Please expand your disclosures to better explain each of these amounts, including how they are calculated.

Company Response: In applicable future filings we will revise our disclosure to explain each of these amounts and how they are calculated. Our existing disclosure will be modified to include the italicized and underlined additional disclosure below:

Convertible Notes

In November 2010, the Company issued convertible unsecured notes due on November 15, 2017, in the aggregate principal amount of $115.0 million in a private placement offering (the "Convertible Notes"). These notes bear 3.25% interest per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011. Proceeds from the offering were $111.0 million, net of fees and expenses which were capitalized. The proceeds were used to repay $62.2 million of borrowings outstanding on the Company’s Revolving Credit Agreement, make a $25.0 million voluntary contribution to the Qualified Pension Plan and pay $13.2 million for the purchase of call options related to the convertible note offering. See below for further discussion of the call options.

The Convertible Notes will mature on November 15, 2017, unless earlier redeemed, repurchased by the Company or converted. Upon conversion, the Convertible Notes require net share settlement, where the aggregate principal amount of the notes will be paid in cash and remaining amounts due, if any, will be settled in cash, shares of the Company's common stock or a combination of cash and shares of common stock, at the Company's election.

The following table illustrates the conversion rate at each date:

	December 31, 2012	December 31, 2011
Convertible Notes
Conversion Rate per $1,000 principal amount (1)	29.5635	29.4923
Conversion Price(2)	$33.83	$33.91
Contingent Conversion Price (3)	$43.97	$44.08
Aggregate shares to be issued upon conversion(4)	3,399,802	3,391,615

(1) Represents the number of shares of Common Stock hypothetically issuable per $1,000 principal amount of Notes, subject to adjustments per the Convertible Note Indenture dated November 19, 2010. At the date the Company issued the Convertible Notes, the conversion rate initially equaled 29.4499 shares of common stock per $1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately $33.96 per share of common stock). The conversion rate is subject to adjustment upon the occurrence of certain specified events, such as an increase in the dividend paid to shareholders. During 2011, the Company increased the dividend paid to its shareholders. This resulted in an adjustment to the conversion rate for the Convertible Notes.

(2) Represents $1,000 divided by the conversion rate as of such date. The conversion price reflects the strike price of the embedded option within the Convertible Note. Were the Company's share price to exceed the conversion price at conversion the noteholders would be entitled to receive additional consideration either in cash, shares or a combination, the form of which is at the sole discretion of the Company.

(3) Prior to May 15, 2017, the notes are convertible only in the following circumstances: (1) during any fiscal quarter commencing after April 1, 2011, and only during any such fiscal quarter, if the last reported sale price of our common stock was greater than or equal to 130% of the applicable conversion price for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) upon the occurrence of specified corporate transactions, or (3) during the five consecutive business-day period following any five consecutive trading-day period in which, for each day of that period, the trading price for the notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate on such trading day. On and after May 15, 2017 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon a change in control or termination of trading, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest.

(4) This represents the number of shares hypothetically issuable upon conversion of the principle balance of the Convertible Notes at each date; however, as the terms of the Convertible Notes require net share settlement, the aggregate principal amount of the notes will be paid in cash. Amounts due in excess of the principal, if any, may be settled in cash, shares of the Company's common stock or a combination of cash and shares of common stock, at the Company's election.

Because the embedded conversion option is indexed to the Company’s own stock and would be classified in shareholders’ equity, it does not meet the criterion under FASB Accounting Standards Codification Topic 815 - Derivatives and Hedging ("ASC 815") that would require separate accounting as a derivative instrument.

In connection with the offering, we entered into convertible note hedge transactions with affiliates of the initial purchasers. These transactions are intended to reduce the potential dilution to our Company's shareholders upon any future conversion of the notes. The call options, which cost an aggregate $13.2 million, were recorded as a reduction of additional paid-in capital. The Company also entered into warrant transactions concurrently with the offering, pursuant to which we sold warrants to acquire up to approximately 3.4 million shares of our common stock to the same counterparties that entered into the convertible note hedge transactions. Proceeds received from the issuance of the warrants totaled approximately $1.9 million and were recorded as additional paid-in capital. The convertible note hedge and warrant transactions effectively increased the conversion price of the convertible notes.

During 2011, the Company increased the dividend paid to its shareholders. This resulted in an adjustment to the warrant price.The following table illustrates the warrant price at each date:

	December 31, 2012	December 31, 2011
Warrants
Warrant Price	$44.23	$44.34

ASC 815 provides that contracts are initially classified as equity if (1) the contract requires physical settlement or net-share settlement, or (2) the contract gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The settlement terms of our purchased call options and sold warrant contracts require net-share settlement. Based on the guidance in ASC 815, the purchased call option contracts were recorded as a reduction of equity and the warrants were recorded as an addition to equity as of the trade date. ASC 815 states that a reporting entity shall not consider contracts to be derivative instruments if the contract issued or held by the reporting entity is both indexed to its own stock and classified in shareholders' equity in its Consolidated Balance Sheet. The Company concluded the purchased call option contracts and the warrant contracts should be accounted for in shareholders' equity and are therefore not to be considered derivative instruments.

ASC 470-20 Debt with Conversion and Other Options (“ASC 470-20”), clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. ASC 470-20 specifies that an issuer of such instruments should separately account for the liability and equity components of the instruments in a manner that reflects the issuer's non-convertible debt borrowing rate which interest costs are to be recognized in subsequent periods. The note payable principal balance at the date of issuance of $115.0 million was bifurcated into the debt component of $101.7 million and the equity component of $13.3 million. The difference between the note payable principal balance and the value of the debt component is being accreted to interest expense over the term of the notes. The debt component was recognized at the present value of associated cash flows discounted using a 5.25% discount rate, the borrowing rate at the date of issuance for a similar debt instrument without a conversion feature. The Company incurred $3.6 million of debt issuance costs in connection with the sale of the Convertible Notes, of which $0.5 million was recorded as an offset to additional paid-in capital. The balance, $3.1 million, is being amortized over the term of the notes.

The carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amount of the liability are as follows:

	December 31, 2012	December 31, 2011
In thousands
Principal amount of liability	$115,000	$115,000
Unamortized discount	9,740	11,478
Carrying value of liability	$105,260	$103,522

Equity component	$13,329	$13,329

As of December 31, 2012, the "if converted value" exceeds the principal amount of the Convertible Notes by $1.3 million since the closing price of the Company's Common Stock was $36.80 compared to the conversion price of $33.83 for the Convertible Notes.

Interest expense associated with the Convertible Notes consisted of the following:

	For the year ended December 31,
	2012	2011
In thousands
Contractual coupon rate of interest	$3,738	$3,737
Accretion of convertible notes discount	1,738	1,679
Interest expense - convertible notes	$5,476	$5,416

The effective interest yield of the convertible debt due in 2017 is 5.25% at December 31, 2012, and the cash coupon interest rate is 3.25%.

Note 17. Computation of Earnings Per Share, page 91

SEC Comment 12. The weighted average shares outstanding for purposes of determining diluted earnings per share only includes 35,000 shares for the year ended December 31, 2012 and 31,000 shares for the year ended December 31, 2011 related to the exercise of convertible notes. Please expand your disclosures to address how you determine the number of shares to include in your determination of diluted earnings per share related to the convertible notes. It appears that you may be assuming cash settlement for the principal amount of the convertible notes for purposes of determining diluted earnings per share. If so, please clarify in your disclosures and provide us with a comprehensive explanation as to how you were able to overcome the presumption that these notes would be settled in shares.

Company Response: As indicated above, in response to comment #11, the convertible note indenture requires net share settlement, which requires the Company to settle the principal amount of the convertible notes in cash. Any premium over the par value may be settled in either cash or shares, at the Company's discretion. In future filings we will clarify our obligation with regard to the principal amount of the convertible notes upon conversion.

Note 19. Segment and Geographical Information, page 95

SEC Comment 13. Please provide the product and services disclosures required by ASC 280-10-50-40.

Company Response: In future filings, we will include the product and service disclosures provided by ASC 280-10-50-40. The following is a representation of the revised disclosures we will include in our future filings for each period presented:

The following table summarizes total sales of the Company, which are principally derived from the sale of products:

Bearings and Mechanical Power Transmission	$ xxx,xxx
Electrical and Automation Control	xxx,xxx
Fluid Power	xxx,xxx
Military and Defense	xxx,xxx
Commercial Aerospace	xxx,xxx
Total sales	$ x,xxx,xxx

*****************

In connection with this response to the Comment Letter, the Corporation hereby acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6302.

Sincerely,

/s/ William C. Denninger

William C. Denninger
Executive Vice President and Chief Financial Officer
Kaman Corporation

cc:     Neal J. Keating, Chairman, President and Chief Executive Officer of Kaman Corporation
Jeanne Baker, Assistant Chief Accountant of the Securities and Exchange Commission
Nudrat Salik, Staff Accountant of the Securities and Exchange Commission